SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 5)*

LL&E Royalty Trust

(Name of Issuer)

Units of Beneficial Interest

(Title of Class of Securities)

502003 10 6

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
110 East 42nd Street, Suite 1100
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 20 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons
    Robert E. Robotti

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 1,918,821
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 1,918,821

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,918,821

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    10.1%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons
   Robotti & Company, Incorporated

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 64,800	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 64,800	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    64,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    CO, HC

1. Names of Reporting Persons
   Robotti & Company, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 63,500	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 63,500	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    63,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    OO, BD

1. Names of Reporting Persons
   Robotti & Company Advisors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
	7. Sole Voting Power: -0-
	8. Shared Voting Power: 1,300
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 1,300

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,300

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    OO, IA

1. Names of Reporting Persons
    Kenneth R. Wasiak

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 1,854,021
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 1,854,021

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     1,854,021

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
     9.8%

14. Type of Reporting Person (See Instructions)
     IN, HC

1. Names of Reporting Persons
   Ravenswood Management Company, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 1,854,021
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 1,854,021

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,854,021

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    9.8%

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons
   The Ravenswood Investment Company, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power: -0-

8. Shared Voting Power: 1,308,517

9. Sole Dispositive Power: -0-

10. Shared Dispositive Power: 1,308,517

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,308,517

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    6.9%

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons
   Ravenswood Investments III, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 545,504
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 545,504

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    545,504

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    2.9%

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons
   Benjamin Stein

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 293,564	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 293,564	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    293,564

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    1.6%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons
    Zachary Sternberg

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 293,564
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 293,564

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     293,564

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
     1.6%

14. Type of Reporting Person (See Instructions)
     IN, HC

1. Names of Reporting Persons
   Spruce House Capital LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 293,564	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 293,564	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    293,564

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    1.6%

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons
   Spruce House Partners LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 293,564
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 293,564

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    293,564

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    1.6%

14. Type of Reporting Person (See Instructions)
    PN

This Statement on Schedule 13D Amendment No. 5 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Statement amends the Initial Statement of Beneficial Ownership on Schedule 13D relating to Units of Beneficial Interest (the "Units") of LL&E Royalty Trust (the "Issuer"), filed on October 23, 2008 with the Commission as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4 thereto, filed with the Commission on February 9, 2009, June 10, 2009, September 2, 2009 and December 28, 2009, respectively (as so amended, the "Amended Statement"), as specifically set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 63,500 Units held by Robotti & Company is $147,623.13 (including brokerage fees and expenses, but does not include the purchase price for 3,000 units that were transferred into an existing discretionary customer's account). All of the Units beneficially held by Robotti & Company were paid for using the personal funds of its discretionary customers.

The aggregate purchase price of the 1,300 Units held by Robotti Advisors is $3,138.25 (including brokerage fees and expenses). All of the Units beneficially held by Robotti Advisors were paid for using the personal funds of its discretionary customers.

The aggregate purchase price of the 1,308,517 Units held by RIC is $1,832,879.50 (including brokerage fees and expenses). All of the Units beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 545,504 Units held by RI is $810,905.53 (including brokerage fees and expenses). All of the Units beneficially held by RI were paid for using its working capital.

The aggregate purchase price of the 293,564 Units held by SHP is $170,954.73 (including brokerage fees and expenses). All of the Units beneficially held by SHP were paid for using its working capital.

Item 4.   Purpose of Transaction

Item 4 of the Amended Statement is hereby amended to add the following:

Robotti & Company, on behalf of the Reporting Persons, sent to The Bank of New York Mellon Trust Company, N.A., as Trustee ("Trustee") for LL&E Royalty Trust ("Trust"), a letter dated April 30, 2010 ("April 30 Letter") in which it proposed a conceptual plan to preserve Unit holder value:

- The Reporting Persons believe that it is highly unlikely that Unit holders will receive fair value if the sale of the Trust's assets were to take place in 2010 or early 2011 as currently required by the Trust Agreement due to lack of relevant production data on the Jay Field to properly evaluate the Trust's recoverable economic reserves.

- The Reporting Persons believe the transfer of the Trust's assets into a newly-formed publicly-traded pass through entity ("Newco") is the most prudent method to remove the 2010/2011 deadline on the sale of the Trust's assets. The Reporting Persons believe this transaction would require a majority of the Unit holders outstanding to vote in favor of such a plan and that a majority of the Unit holders would be interested in it.

- The Reporting Persons believe it is necessary to raise an estimated $3-5 million additional capital to implement such a plan and for Newco to pursue the various other sources of value such as a full audit of past allocation of expenses, pursuit of insurance claims, and an analysis of current reserves for plugging and abandonment costs. The Reporting Persons believe a rights offering would be the most prudent method to raise additional capital because each Unit holder would have an opportunity to participate and maintain its proportional interest in Newco. The Reporting Persons are prepared to act as standby purchasers to exercise unexercised rights in a rights offering on reasonable commercial terms.

A copy of the April 30 Letter is attached hereto as Exhibit 5 and incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b)   As of May 5, 2010, the aggregate number of Units and percentage of the outstanding Units of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Units	Number of Units: Sole Power to Vote or Dispose	Number of Units: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)(4)(5)	1,918,821	0	1,918,821	10.10%
ROBT (1)(2)(3)	64,800	0	64,800	**
Robotti & Company (1)(2)	63,500	0	63,500	**
Robotti Advisors(1)(3)	1,300	0	1,300	**
Wasiak (1)(4)(5)	1,854,021	0	1,854,021	9.76%
RMC (1)(4)(5)	1,854,021	0	1,854,021	9.76%
RIC (1)(4)	1,308,517	0	1,308,517	6.89%
RI (1)(5)	545,504	0	545,504	2.87%
Stein (1)(6)	293,564	0	293,564	1.55%
Sternberg (1)(6)	293,564	0	293,564	1.55%
SHC (1)(6)	293,564	0	293,564	1.55%
SHP (1)(6)	293,564	0	293,564	1.55%

       *Based on 18,991,304 Units of Beneficial Interest outstanding as of August 25, 2009 as disclosed in the Issuer's Annual Report on Form 10-K, for the year ended December 31, 2008.
       ** Less than one percent.

       (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons except to the extent of such Reporting Person's pecuniary interest therein, if any.
       (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 63,500 Units owned by the discretionary customers of Robotti & Company.
       (3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,300 Units owned by the discretionary customers of Robotti Advisors.
       (4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,308,517 Units owned by RIC.
       (5) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 545,504 Units owned by RI.
       (6) Each of Messrs. Stein and Sternberg and SHC share with SHP the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 293,564 Units owned by SHP.

(c)   None of the Reporting Persons effected any transactions in the Units during the past sixty days.

(d)   Robotti & Company's discretionary customers and Robotti Advisors' clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, Units owned by them. Except as set forth in the immediately preceding sentence, no Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Units beneficially owned by the Reporting Persons.

(e)   Not Applicable.

Item 7.   Materials To Be Filed As Exhibits

Item 7 of the Amended Statement has been amended and restated to read as follows:

The following documents are filed herewith or have been previously filed:

1.   Joint Filing Agreement dated as of October 23, 2008 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

2.   Letter dated October 21, 2008, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

3.   Letter dated February 5, 2009, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

4.   Amended and Restated Joint Filing Agreement dated as of September 2, 2009 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., Ravenswood Investments III, L.P., Benjamin Stein, Zachary Sternberg, Spruce House Capital LLC, and Spruce House Partners LP.

5.   Letter dated April 30, 2010, from Robotti & Company, LLC to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

(The remainder of this page was intentionally left blank)

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 5, 2010

Robotti & Company, Incorporated

/s/ Robert E. Robotti	By: /s/ Robert E. Robotti
Robert E. Robotti	Name: Robert E. Robotti
	Title: President and Treasurer

Robotti & Company, LLC   Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti	By: /s/ Robert E. Robotti
Name: Robert E. Robotti	Name: Robert E. Robotti
Title: President and Treasurer	Title: President and Treasurer

Ravenswood Management Company, L.L.C.

By: /s/ Robert E. Robotti	/s/ Kenneth R. Wasiak
Name: Robert E. Robotti	Kenneth R. Wasiak
Title: Managing Member	

Ravenswood Investments III, L.P.   Ravenswood Investment Company, L.P.

By: Ravenswood Management Company, L.L.C.	By: Ravenswood Management Company, L.L.C.
Its General Partner	Its General Partner
By: /s/ Robert E. Robotti	By: /s/ Robert E. Robotti
Name: Robert E. Robotti	Name: Robert E. Robotti
Title: Managing Member	Title: Managing Member

Spruce House Capital LLC   /s/ Benjamin Stein
                                                 Benjamin Stein

By: /s/ Benjamin Stein	/s/ Zachary Sternberg
Name: Benjamin Stein	Zachary Sternberg
Title: Managing Member	

Spruce House Partners LP

By: Spruce House Capital LLC
        Its General Partner

By: /s/ Benjamin Stein
        Name: Benjamin Stein
        Title: Managing Member

Exhibit Index

The following documents are filed herewith or have been previously filed::

	<u>Exhibit</u>	<u>Page</u>
(1)	Joint Filing Agreement dated as of October 23, 2008 by and between Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.	Previously Filed
(2)	Letter dated October 21, 2008, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.	Previously Filed
(3)	Letter dated February 5, 2009, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.	Previously Filed
(4)	Amended and Restated Joint Filing Agreement dated as of September 2, 2009 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., Ravenswood Investments III, L.P., Benjamin Stein, Zachary Sternberg, Spruce House Capital LLC, and Spruce House Partners LP.	Previously Filed
(5)	Letter dated April 30, 2010, from Robotti & Company, LLC to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.	Pages 19-20

(The remainder of this page was intentionally left blank)

Exhibit 5

Robotti & Company, LLC
110 East 42nd Street, Suite 1100
New York, NY 10017

<u>VIA FAX TO (512) 236-9275</u>
<u>AND FEDEX</u>

April 30, 2010

The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
919 Congress Avenue
Austin, Texas 78701
Attn: Mike Ulrich

Dear Mr. Ulrich:

As you know, Robotti & Company, LLC and other parties to the Joint Filing Agreement dated as of September 2, 2009 filed with our Schedule 13D are holders of 2,212,385 Units of Beneficial Interest ("Units") in LLE & Royalty Trust ("Trust"), or approximately 11.65% of the outstanding Units.

As we discussed on April 29th, 2010, we believe that given the current circumstances, it is highly unlikely Unit holders will receive fair value if the sale of the Trust's assets were to take place this year or early 2011 as currently required by the Trust Agreement. Furthermore, we believe that the Trust Agreement, dated June, 1983, did not contemplate or provide for the current set of circumstances. Most critical of these facts and circumstances are the lack of relevant production data on the Jay Field to properly evaluate our recoverable economic reserves. The substantial work done in this field and its shut-in due to the low price environment of 2008-2009 have resulted in very limited production data necessary to evaluate this reserve.

The purpose of our call was to propose to you, the Trustee, a conceptual plan to preserve Unit holder value. After looking at various alternatives, we believe removing the deadline by which the Trust's assets must be sold is critical. We have retained counsel to consult on various options designed to preserve and maximize Unit holder value. Based on these discussions, we believe a transfer of the Trust's assets into newly-formed publicly-traded pass through entity ("Newco") is the most prudent method of accomplishing this. We believe this transaction would require a majority of the Unit holders outstanding to vote in favor of such a plan. We believe that a majority of the Unit holders would be interested in such a plan.

Exhibit 5 (continued)


Robotti & Company, LLC
110 East 42nd Street, Suite 1100
New York, NY 10017


We believe it is necessary to raise additional capital to implement such a plan, given the Trust's outstanding obligations, and in order for Newco to pursue the various other sources of value such as a full audit of past allocation of expenses, pursuit of insurance claims, and an analysis of current reserves for plugging and abandonment costs. We believe a rights offering is the most prudent method to raise additional capital. In a rights offering, each Unit holders would have an opportunity to participate and maintain its proportional interest in Newco. Preliminarily, after consideration of the costs involved and our discussion, it appears approximately $3,000,000 to $5,000,000 of additional capital might be prudently required. We are prepared to act as standby purchasers to exercise unexercised rights in this transaction, on reasonable commercial terms.

As we discussed, we believe the prudent and most practical course of action is for the Trust to retain counsel to pursue the transactions outlined above. We welcome Unit holders to contact Zach Sternberg at 646-442-6727 with any questions about this proposal.

Very truly yours,

/s/ Robert E. Robotti

Robert E. Robotti
President and Treasurer of Robotti & Company, LLC